17008858 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66705

MAR 01 2017

Washington DC 406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities, Inc.

OFFICIAL USE ONLY	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2515 McKinney Avenue, 11th Floor

(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitts (972) 419-2556

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name – *if individual, state last, first, middle name)*

750 N. St. Paul St., Suite 850	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Mitts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

D. ALINE TERRY
Notary Public, State of Texas
My Commission Expires
October 30, 2018

Signature

FinOp, NexBank Securities, Inc.
Title

Notary Public

This report**contains (check all applicable boxes):

- _v_ (a) Facing Page.
- _v_ (b) Statement of Financial Condition.
- _v_ (c) Statement of Income (Loss).
- _v_ (d) Statement of Changes in Financial Condition.
- _v_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- _v_ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- _v_ (l) An Oath or Affirmation.
- _v_ (m) A copy of the SIPC Supplemental Report.
- _v_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

NEXBANK SECURITIES, INC

Table of Contents

December 31, 2016

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NexBank Securities, Inc.
Dallas, Texas

We have audited the accompanying balance sheet of NexBank Securities, Inc. as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of NexBank Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of NexBank Securities, Inc.'s financial statements. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 is the responsibility of NexBank Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Statement Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 27, 2017

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2016

(In Thousands)

ASSETS		
Cash and cash equivalents	$	2,547
Furniture, equipment, and leasehold improvements, net		233
Partnership interests		2,650
Other assets		104
Total assets	$	5,534
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	1,413
Payables to affiliates		5
Deferred rent		183
Total liabilities		1,601
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		3,440
Retained earnings		493
Total stockholder's equity		3,933
Total liabilities and stockholder's equity	$	5,534

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2016

(In Thousands)

Revenue:		
Consulting	$	2,671
Account supervision, investment advisory, and administrative services		1,668
Property managment fees		424
Equity in subsidiary earnings		602
Reimbursed expense revenue		1,228
Total revenue		6,593
Expenses:		
Compensation and benefits		4,625
Legal and professional fees		422
Occupancy, furniture, and fixtures		299
Travel and entertainment		131
Regulatory fees		66
Data processing		30
Other		213
Total expenses		5,786
Net income	$	807

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2016

(In Thousands)

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2016	$ -	$ 3,440	$ 486	$ 3,926
Net income	-	-	807	807
Distributions to stockholder	-	-	(800)	(800)
Balances, December 31, 2016	$ -	$ 3,440	$ 493	$ 3,933

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2016

(In Thousands)

Cash flows from operating activities:		
Net income	$	807
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		80
Equity in subsidiary earnings		(602)
Decrease in assets:		
Receivables from affiliates		94
Other assets		59
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		390
Payables from affiliates		5
Deferred rent		(22)
Net cash provided by operating activities		811
Cash flows from investing activities:		
Net additions to software		(5)
Net cash used in investing activities		(5)
Cash flows from financing activities		
Distributions to stockholder		(800)
Net cash used in financing activities		(800)
Net increase in cash and cash equivalents		6
Cash and cash equivalents at beginning of year		2,541
Cash and cash equivalents at end of year	$	2,547

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company), a Delaware Limited Corporation is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). The Company also does business as Barrier Advisors, NexBank Capital Advisors, and/or NexBank Realty Advisors.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

The Company has cash deposits at an unaffiliated commercial bank of which $2,252,773 is not insured by the Federal Deposit Insurance Corporation at December 31, 2016.

Accounts Receivable

Accounts receivable are recorded at estimated value, net of an allowance for expected losses. Accounts receivable are not interest bearing and are considered past due based on contractual terms. The allowance for doubtful accounts is estimated from historical performance and projections of trends, as well as specific financial information gathered by management. Uncollectible accounts are charged off when all reasonable efforts to collect the accounts have been exhausted. Accounts receivable have been included in other assets in the accompanying financial statements.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Depreciation and amortization expense related to furniture, equipment, and leasehold improvements amounted to approximately $75,000 for the year ended December 31, 2016.

Partnership Interests

The Company's investment in partnership interests at December 31, 2016 is recorded under the equity method of accounting.

Recognition of Revenue

Consulting, account supervision, investment advisory, and administrative services are accrued and recognized as they are earned. Management fee and other income are recognized as they are earned and billed.

Deferred Rent

Deferred rent represents tenant improvement allowances associated with the Company's lease of its primary facilities. Deferred rent is recorded as a reduction in rent expense under the straight-line method over the life of the relating lease.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholder.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company. Management evaluated the Company's tax positions and concluded that the Company had maintained its S Corporation status and had taken no uncertain tax positions that require recognition or disclosure in the consolidated financial statements. Therefore, no liability for income tax has been included in the accompanying financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for calendar years before 2013.

Compensated Absences

Company employees are entitled to Paid Time Off (PTO), depending on job classification and years of service. PTO accrues on each semi-monthly pay date. An employee may carry over PTO from one calendar year to the next, with a maximum accrual of two weeks. Included in accounts payable and accrued expenses in the accompanying balance sheet at December 31, 2016 is an accrual of approximately $25,000 for PTO.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect of the financial statements.

Recently Issued Accounting Pronouncements

ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ASU 2015-14, Revenue from Contracts with Customers (Topic 606); Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers (Topic 606); Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606); Identifying Performance Obligations and Licensing. ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815); Recission of SEC Guidance because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting and ASU 2016-12, Revnue from Contracts with Customers (Topic 606); Narrow-Scope Improvements and Practical Expedients	
Description	In May 2014, the FASB amended exisiting guidance related to revenue from contracts with customers. This amendment supercedes and replaces nearly all exisiting revenue recognition guidance, including industry specific guidance, establishes a new control-based revenue recognition models, changes the basis for deciding when revenue is recognized over time or at a point in time, provides new and more detailed guidance on specific topics and expands and improves disclosure about revenue. In addition, this amendment specifies the accounting for some costs to obtain or fulfill a contarct with a customer.
Date of Adoption	These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period.
Effect on the Financial	The amendments should be applied retrospectively to all periods presented or retrospectively with the cumulative effect recognized at the date of initial application. The Company is currently evaluating the impact of this new accounting standard on its financial statements.

ASU 2016-02, Leases (Topic 842)	
Description	In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.
Date of Adoption	These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all nonpublic business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective tarnsition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.
Effect on the Financial	The Company is currently evaluating the potential impact of this new accounting standard on its financial statements.

ASU 2016-15, Statement of Cash Flows (Topic 320): Classification of Certain Cash Receipts and Cash Payments	
Description	In August 2016, the FASB issued this ASU to address the diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows, including the following: • Debt prepayment or debt extinguishment costs • Settlement of zero-coupon bonds or debt with coupon interest rates that are insignificant in relation to the effective interest rate • Contingent consideration payments made soon after a business combination • Proceeds from the settlement of insurance claims • Proceeds from the settlement of BOLI and COLI policies • Distributions received from equity method investees • Beneficial interests in securitization transactions • Application of the Predominance Principle
Date of Adoption	For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods in those fiscal years, which first applies to March 31, 2018, interim financial statements for calendar year-end public business entities. The ASU should be adopted on a retrospective basis to each period presented. If a retrospective transition is impracticable for some of the isssues, the amendments for those issues would be applied prospectively as of the earliest date practicable.
Effect on the Financial	The Company is currently evaluating the impact of this new accoutning standard on its financial statements.

3. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2016 consisted of the following (in thousands):

Leasehold improvements	$ 388
Computer equipment	135
Furniture and fixtures	119
Phone equipment	23
	665
Less accumulated depreciation and amortization	(432)
	$ 233

Additionally, net software costs of approximately $2,000 at December 31, 2016 have been included in other assets in the accompanying balance sheet, comprised of cost and accumulated amortization of approximately $65,000 and $63,000, respectively.

4. Partnership Interests and Variable Interest Entities

Partnership interests at December 31, 2016 represent the Company's 60% investment as a limited partner in two land development partnerships in the aggregate amount of approximately $2,650,000. These partnerships also have maximum outstanding debt due NexBank SSB (NexBank), an affiliate of the Company through common ownership, in an aggregate amount of $7,500,000. The balance of the debt due NexBank is approximately $2,566,000, resulting in an unfunded commitment of approximately $4,934,000 at December 31, 2016. Pursuant to the terms of the partnership agreements, the Company is to receive an 8% preferred return and a 60/40 split of profits upon completion of the projects and sale of the underlying lots, respectively.

These partnerships have been identified as variable interest entities under the guidance of FASB ASC 810-10. In determining whether the Company is the primary beneficiary of these partnerships, management has considered whether the Company has both: (a) the power to direct the activities of the partnerships that most significantly impact their economic performance; and (b) the obligation to absorb losses of the partnerships or to receive benefits from the partnerships that could potentially be significant to them. The Company's losses are limited to its initial collective investment of $2,000,000; any additional losses are to be absorbed by the partnerships' general partner. Additionally, the general partner of the partnerships directs and controls the day-to-day activities without involvement of the Company or any other limited partners. Accordingly, management has determined that the Company is not the primary beneficiary of these partnerships, and, therefore, these entities have not been consolidated in the accompanying financial statements. Condensed financial information of these partnerships as of December 31, 2016 is as follows (in thousands):

ASSETS		
Land held for development	$	3,662
Capitalized development costs		2,288
Other assets		78
Total assets	$	6,028
LIABILITIES AND PARTNERS' CAPITAL		
Earnest money deposits and accrued liabilities	$	812
Notes payable		2,566
Total liabilities		3,378
Partner's capital		2,650
Total liabilities and partners' capital	$	6,028

For the year ended December 31, 2016, these partnerships generated approximately $3,828,000 and $3,269,000 of revenue and cost of sales, respectively, through sale of fully developed single family residential lots.

5. Related Party Transactions

The Company derives a significant portion of its income on products, marketing, and management services it performs for and on behalf of Highland Capital Management, L.P. (HCMLP) and its affiliates. HCMLP is an entity, which is owned principally by the majority stockholders of NCI. Approximately $3,266,000 (50% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2016.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2016 amounted to approximately $207,000, including rent allocation of approximately $121,000, as discussed in Note 7.

At December 31, 2016, the Company has cash on deposit with an affiliated bank amounting to approximately $44,000.

Total payables to affiliates amounted to approximately $5,000 on December 31, 2016. There were no receivables from affiliates at December 31, 2016.

6. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2016 amounted to approximately $185,000.

7. Commitments, Guarantees and Contingent Liabilities

The Company is named as a co-defendant in a lawsuit that alleges, among other things: (1) the Company and other co-defendants fraudulently induced the plaintiffs into participating in a loan by failing to fully disclose the borrower's financial condition; and (2) the Company negligently performed certain financial advisory services for the borrower. Based upon the Company's internal investigation, as well as a review of information learned in the early stages of discovery, the Company has concluded that the plaintiffs' allegations are meritless. There are substantial uncertainties inherent to all litigation, and the Company cannot yet predict the outcome of the litigation or whether the litigation will have a material impact. The Company continues to vigorously defend itself against all of the claims, and has filed a motion for sanctions (including for the recovery of attorneys' fees and costs) against the plaintiffs for filing a suit in bad faith and without a factual basis.

The Company is involved in various other legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under an informal lease agreement with NexBank, SSB (NexBank), an affiliate through common ownership, which expires August 31, 2022. Under the agreement, the Company is allocated 32% of the total lease payments required by NexBank. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2017	147
2018	149
2019	152
2020	155
2021	158
Thereafter	107
	$ 868

In conjunction with execution of the above lease, the Company received a tenant improvement allowance in the original approximate amount of $204,000. This amount is being accreted under the straight line method over the life of the lease as a reduction in rent expense. Total rent expense for the year ended December 31, 2016 amounted to approximately $121,000, substantially all of which was allocated from related parties.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

8. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2016, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $946,000 and $1,601,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 1.69 to 1.00. Total net capital was approximately $839,000 above the minimum required net capital of approximately $107,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2016.

9. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1 and
Statement Pursuant to SEC Rule 15c3-3

December 31, 2016

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	3,933
Less deduction and/or charges		-
Less non-allowable assets:		
Furniture, equipment, and leasehold improvements, net		233
Investments in partnership interests		2,650
Other assets		104
Net capital prior to haircuts on securities positions		946
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		946
Minimum net capital required		107
Excess net capital		839
Aggregate indebtedness:		
Accounts payable and accrued expenses		1,413
Payables to affiliates		5
Deferred rent		183
Total aggregate indebtedness	$	1,601
Ratio of aggregate indebtedness to net capital		1.69 to 1

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2016.